51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Item 2   Date of Material Change
May 3, 2022
Item 3   News Release
The news release dated May 3, 2022 was disseminated through Market News and Stockwatch.
Item 4   Summary of Material Change
The Company announced that it will not be able to file its annual financial statements, management’s discussion and analysis and the required certifications (the “Annual Filings”) on or before the prescribed filing deadline of May 2, 2022 (the “Annual Filing Deadline”) as required by National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”) and NI 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively.
The Annual Filings were not filed on or before the Annual Filing Deadline primarily due to the complexity of three strategic agreements entered into by the Company with Mainpointe Pharmaceuticals, LLC in 2021.  The Company is working diligently with its auditors to determine the appropriate accounting treatment and disclosures for these agreements.
The Company has filed an application to the British Columbia Securities Commission to approve a temporary management cease trade order (“MCTO”) under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”), which, if granted, will prohibit trading in securities of the Company by certain insiders of the Company, whether direct or indirect. The Company is seeking the MCTO as it is unable to file it Annual Filings within the deadline as required under NI 51-102.
The Company anticipates that it expects to file the Annual Filings on or about May 31, 2022. The MCTO will be in effect until the Annual Filings are filed. The Company confirms that it will comply with the alternative information guidelines included in NP 12-203 so long as the Annual Filings are outstanding.
Item 5   Full Description of Material Change.
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which has been filed on SEDAR at www.sedar.com.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:        Lee Buckler, CEO and President
Telephone:    604.248.8693
Item 9   Date of Report
May 3, 2022